Exhibit 4.1

DESCRIPTION OF CARDIFF LEXINGTON, CORP COMMON STOCK

General

Cardiff Lexington Corp. (the “Company”) is authorized to issue an aggregate of seven billion five hundred million (7,500,000,000) shares of common stock, $0.001 par value per share and one billion (1,000,000,000) shares of preferred stock, $0.001 par value per share, in one or more series and to fix the voting powers, preferences and other rights and limitations of the preferred stock.

Each share of Common Stock shall have one (1) vote per share. The Company’s Common Stock does not provide a preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights. The Company’s common stockholders are not entitled to cumulative voting for election of Board of Directors.

Securities Authorized for Issuance Under Equity Compensation Plans

There were no equity compensation plans formally approved by the shareholders of the Company as of the date of this filing.

Preferred Stock

The Company has authorized 1,000,000,000 shares of preferred stock with a $0.001 par value. The board of directors has the authority to issue these shares and to set dividends, voting and conversion rights, redemption provisions, liquidation preferences, and other rights and restrictions.